

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-5093

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 6, 2003

DELIVERED

Ontario Securities Commissio
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8




03007499

SUPPL

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("RGRI")
- Flow-Through Private Placement
File No.: 1072-T-6

Enclosed please find the following relating to the sale of 160,000 flow-through units of RGRI:

1. an original and a copy of a Form 45-501F1 dated **March 5, 2003;**
2. RGRI's cheque **in the amount of $80.00** for your filing fee.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

Encl.

cc: Alberta Securities Commission
British Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)**

KES/vl

dlw 3/18

F:\WPDOC\LTR\RGRI\F45-501mar03t-6.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-509

COPY

FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   Romios Gold Resources Inc.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

2. **Full name and address of the issuer of the securities traded.**

   Romios Gold Resources Inc.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

3. **Description of the securities traded.**

   160,000 Flow-Through Units priced at $0.25 per Unit or $40,000 in the aggregate with each Unit consisting of one (1) Flow-Through Common Share priced at $0.25 and one (1) share purchase warrant with each warrant entitling the holder to acquire one (1) additional Flow-Through Common Share at a price of $0.30 until February 27, 2004.

4. **Date of trade(s).**

   February 27, 2003

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Christine Weir Toronto, Ontario	60,000 Flow-Through Units	$0.25	$15,000	Section 2.3 of OSC Rule 45-501
Paul Dorian Toronto, Ontario	40,000 Flow-Through Units	$0.25	$10,000	"
Joe Falbi Toronto, Ontario	40,000 Flow-Through Units	$0.25	$10,000	"
M.N. Kaplan Toronto, Ontario	20,000 Flow-Through Units	$0.25	$5,000	"

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

Desjardins Securities, 145 Kings Street West, Suite 2750, Toronto, Ontario, M5H 1J8 received a commission equal to 10% of the gross proceeds or $4,000 which was paid by issuing 16,000 common shares priced at $0.25 per share pursuant to the exemption contained in section 2.3 of OSC Rule 45-501.

8. **Calculation of Fees payable upon filing Form 45-501-F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

Total Fees payable: $80.00

9. **Certificate of seller or agent of seller.**

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto

this 5th day of March, 2003 .

ROMIOS GOLD RESOURCES INC.

(Name of seller or agent - please print)

(Signature)

DIRECTOR

(Official capacity - please print)

WILLIAM R. JOHNSTONE

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8



& Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-5093

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 6, 2003

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("RGRI")
- Private Placement
File No.: 1072-T-7

Enclosed please find the following relating to the sale of 50,000 units of RGRI:

1. an original and a copy of a Form 45-501F1 dated **March 5, 2003;**

2. RGRI's cheque **in the amount of $80.00** for your filing fee.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

Encl.

cc: Alberta Securities Commission
British Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)**

KES/vl

F:\WPDOC\LTR\RGRI\F45-501mar03bk.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No.
82-5093

FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   Romios Gold Resources Inc.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

2. **Full name and address of the issuer of the securities traded.**

   Romios Gold Resources Inc.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

3. **Description of the securities traded.**

   50,000 Units priced at $0.20 per Unit or $10,000 in the aggregate with each Unit consisting of one (1) Common Share priced at $0.20 and one (1) share purchase warrant with each warrant entitling the holder to acquire one (1) additional Common Share at a price of $0.25 until February 27, 2005.

4. **Date of trade(s).**

   February 27, 2003

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Bistra Kileva North York, Ontario	50,000 Units	$0.20	$10,000	Section 2.3 of OSC Rule 45-501

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Calculation of Fees payable upon filing Form 45-501-F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

   Total Fees payable: $80.00

9. **Certificate of seller or agent of seller.**

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto

this 5th day of March, 2003 .

ROMIOS GOLD RESOURCES INC.

(Name of seller or agent - please print)

(Signature)

DIRECTOR

(Official capacity - please print)

WILLIAM R. JOHNSTONE

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8